CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Stock Exchange Release February 12, 2007 at 14:40

Summons to UPM-Kymmene Corporation General Meeting of shareholders 2007

The shareholders of UPM-Kymmene Corporation are hereby summoned to the company’s Annual General Meeting to be held on Tuesday, 27 March 2007, beginning at 2.30 pm in the Helsinki Fair Centre, Southern Entrance II, address Messuaukio 1, 00520 Helsinki. The names of the participants will be checked and the voting slips issued beginning at 1.30 pm.

The following matters will be dealt with at the Meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 11 of the Company’s Articles of Association.

2. Proposal to amend the Articles of Association

The Board of Directors proposes that the Articles of Association be amended as follows:

1. Article 3 will be amended by deleting the mentions concerning the minimum share capital, the maximum share capital and the number of shares, as well as the mentions concerning the book-entry system, with the exception of the mention that the company’s shares are included in the book-entry system. In addition, the heading of the Article will be amended.

2. The stipulation in Article 4 concerning the retirement age for Board members will be deleted.

3. Article 6 will be amended by changing the right to sign for the company to the right of representation. In addition, the heading of the Article will be amended.

4. The heading of Article 8 will be changed to singular form.

5. Article 9 will be amended to the effect that the last registration date for participation in the General Meeting of Shareholders shall not be earlier than ten (10) days prior to the Meeting. In addition, the heading of the Article will be amended.

6. Article 10 will be amended to the effect that the summons to the General Meeting of Shareholders shall be published not earlier than three (3) months before the last registration date and not later than 17 days before the date of the Meeting.

7. Article 11 will be amended to the effect that the Annual General Meeting of shareholders shall be held within six months of the closing of the financial period of the company. In addition, the terminological amendments required by the new Companies Act will be made in the Article.

3. Authorisation to the Board of Directors to Buy Back the Company’s Own Shares

The Board proposes that the Annual General Meeting resolve to authorise the Board to buy back not more than 52,000,000 shares of the company.

The own shares will be purchased in public trading otherwise than in proportion to the existing shareholdings of the company’s shareholders at the market price quoted at the time of purchase on the trading places where the company’s shares or the certificates entitling to its shares are traded, using the company’s distributable shareholders’ equity.

The shares will be acquired to be used for financing of corporate acquisitions and investments or other business operations and as part of the company’s incentive programs, or to be held by the company, relinquished or invalidated.

The buy-back authorisation will remain valid for 18 months from the date of the decision of the Annual General Meeting.

4. Authorisation to the Board of Directors to resolve to issue Shares and Special Rights entitling to Shares of the Company

The Board proposes that the Annual General Meeting decide to authorise the Board to issue new shares and/or to relinquish the own shares held by the company either against payment or free of payment.

The Board proposes in addition that the Annual General Meeting of Shareholders authorise the Board to grant special rights referred to in Chapter 10, Section 1 of the Companies Act, which carry the right to receive, against payment, new shares of the company or the company’s own shares held by the company in such a manner that the subscription price of the shares is paid in cash or cash equivalent or by using the subscriber’s receivable to set off the subscription price.

The number of new shares to be issued including the shares to be obtained under special rights will be no more than 250,000,000 as follows:

- The maximum number of new shares to be issued to the company’s shareholders based on their pre-emptive subscription rights is 250,000,000 shares,

- The maximum number of new shares to be issued deviating from the shareholders’ pre-emptive subscription rights in a directed share issue is 100,000,000 shares, and

- The maximum number of new shares to be issued as part of the company’s incentive programs is 5,000,000 shares.

The maximum number of the company’s own shares held by the company that may be relinquished and/or obtained under special rights is 52,000,000 shares.

The Board may also decide on a free share issue to the company itself.

The number of shares to be issued to the company combined with the number of own shares acquired by the company under the authorisation to buy back own shares may not exceed 1/10 of the total number of shares of the company.

The subscription price of the new shares and the amount payable for the own shares will be recorded in the invested non-restricted equity fund.

The authorisations will remain valid for no more than three years from the date of the decision of the Annual General Meeting

5. Share Option Rights

The Board proposes that the subscription prices of the share subscriptions made on the basis of the share option programmes decided on at the Annual General Meetings of 19.3.2002 and 31.3.2005 be recorded in the invested non-restricted equity fund.

6. Decreasing of the Share Premium Reserve and the Legal Reserve

The Board proposes that the share premium reserve as shown in the balance sheet as per 31 December 2006 will be decreased by the amount of 776,122,940.18 euros, and the legal reserve as shown in the balance sheet as per 31 December 2006 by the amount of 187,227,209.68 euros. After the decreases the amounts of the share premium reserve and the legal reserve in the balance sheet as per 31 December 2006 shall be zero. The decreased amounts shall be transferred to the invested non-restricted equity fund.

7. Granting of Share Option Rights

The Board proposes that the Annual General Meeting decide on granting share option rights to the key personnel of the Company and its subsidiaries and to a wholly owned subsidiary of the Company in connection with the company’s share-based incentive plans. The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the incentive and commitment program for the key personnel. The amount of the share option rights to be granted will be no more than 15,000,000 and they will entitle to subscribe in total no more than 15,000,000 new shares of the company. The share subscription price shall be entered into the invested unrestricted equity fund.

Of the stock options, 5,000,000 shall be marked with the symbol 2007A, 5,000,000 shall be marked with the symbol 2007B and 5,000,000 shall be marked with the symbol 2007C. The share subscription price shall be for stock option 2007A, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 1 April-31 May 2008, for stock option 2007B, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 1 April-31 May 2009 and for stock option 2007C, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 1 April-31 May 2010.

The share subscription period shall be for stock option 2007A 1 October 2010-31 October 2012, for stock option 2007B 1 October 2011-31 October 2013 and for stock option 2007C 1 October 2012-31 October 2014.

Information

The annual report for the year 2006 will be available for viewing on the Internet at the address www.upm-kymmene.com as of 12 March, 2007.

The proposals of the Board of Directors and the financial statements of the company will be available for inspection by the shareholders as of Tuesday, 20 March 2007 at UPM-Kymmene Corporation’s Head Office (address below). Copies of these documents will be sent to the shareholders on request.

Right to Attend the Meeting

Shareholders wishing to attend the Meeting have to be registered in the list of the company’s shareholders maintained by Finnish Central Securities Depository Ltd. on Friday, 16 March 2007.

Shareholders wishing to attend the Meeting must inform the company thereof no later than by 4 pm on Thursday, 22 March 2007 in writing to UPM-Kymmene Corporation, Share Register, Eteläesplanadi 2, P.O. Box 380, FI-00101 Helsinki, Finland, by telephone to numbers +358 (0)2041 50108 or +358 (0)2041 50109 from Monday to Friday between 8 am - 4 pm, by telefax to number +358 (0)2041 50333, or via the Internet at www.upm-kymmene.com. Written notifications must arrive before the deadline stated above. Possible proxies should be submitted in connection with the notifications of attendance.

Shareholders Registered under Nominees

Shareholders registered in nominee accounts may participate in the Annual General Meeting if they have been temporarily registered in the company’s list of shareholders not later than 10 days prior to the Meeting. Nominee-registered shareholders should contact the custodian of their nominee account about the notification of their participation in the Meeting well in advance of the deadline mentioned above.

Composition of the Board of Directors

The Board proposes based on the recommendation of the Nominating and Corporate Governance Committee that the Board of Directors be composed of 11 members, and that Michael Bottenheim, Berndt Brunow, Karl Grotenfelt, Georg Holzhey, Wendy Lane,

Jorma Ollila, Ursula Ranin, Françoise Sampermans and Vesa Vainio, be re-elected for the new term that will continue until the end of the next Annual General Meeting of shareholders. Additionally, the Nominating and Corporate Governance Committee proposes that Mr. Veli-Matti Reinikkala and Mr. Jussi Pesonen be elected as new Board members for the same term.

The Nominating and Corporate Governance Committee proposes that the fees of the Board and Committee members who do not belong to the operative management be as follows: EUR 175,000 to the Chairman of the Board; EUR 120,000 to the Vice-Chairman and to the Chairman of the Audit Committee and EUR 95,000 to the members of the Board; daily allowances to be handled in accordance with the Company’s travel expense policy should the meeting be held outside of the city of residence of a member. In addition, expenses incurred from travel and lodging would be payable against invoice. Of the annual fee, 60% would be payable in cash and 40% in the form of company shares to be purchased on the members’ behalf.

Auditor

The Audit Committee proposes to the Annual General Meeting that the auditing company PricewaterhouseCoopers Oy be elected for the new term that will continue until the end of the next Annual General Meeting of shareholders.

Payment of Dividend

The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.75 per share be paid for the financial year 2006. The dividend will be paid to the shareholders who are registered in the list of shareholders maintained by Finnish Central Securities Depository Ltd. on 30 March 2007, which is the record date for the dividend payment. The Board of Directors proposes to the Annual General Meeting that the dividend payment be made on Tuesday, 10 April 2007.

Helsinki, February 12, 2007

BOARD OF DIRECTORS

ATTACHMENT I

Proposal concerning the authorisation of the Board of Directors to buy back the company’s shares

The Board of Directors proposes to the Annual General Meeting of shareholders of UPM-Kymmene to be held on 27 March 2007 that the Board be authorised to resolve to buy back the company’s own shares (“Buy-back authorisation”) on the following terms:

Maximum amount of shares to be bought back

The Board shall be authorised to resolve to buy back no more than 52,000,000 shares of the company.

Directed purchasing and the purchase price of the shares

The own shares will be purchased in public trading otherwise than in proportion to the existing shareholdings of the company’s shareholders at the market price quoted at the time of purchase on the trading places where the company’s shares or the certificates entitling to its shares are traded, using the company’s distributable shareholders’ equity.

The purchase price for the shares will be paid according to the applicable rules of the trading places where the shares have been acquired.

Holding, invalidation and relinquishment of the shares

The shares will be acquired to be used for financing of corporate acquisitions and investments or other business operations and as part of the company’s incentive programs, or to be held by the company, relinquished or invalidated.

Other terms and validity

The Board shall decide on all other matters related to the buy-back of the company’s own shares.

The authorisation will remain valid for 18 months from the date of the decision of the Annual General Meeting.

Helsinki, February 12, 2007

BOARD OF DIRECTORS

ATTACHMENT II

Proposal concerning the authorisation of the board of directors to resolve to issue shares and special rights entitling to shares of the company

The Board of Directors proposes to the Annual General Meeting of Shareholders of UPM-Kymmene Corporation to be held on 27 March 2007 that the Board be authorised to resolve to issue new shares and/or relinquish the company’s own shares held by the company and/or grant special rights entitling to shares of the company on the following terms:

Share Issue against Payment or Free of Payment

The new shares may be issued and the own shares held by the company may be relinquished either against payment (“Share issue against payment”) or free of payment (“Free share issue”).

Shareholders’ Pre-emptive Subscription Right and Directed Share Issue

The new shares may be issued and the own shares held by the company relinquished

- to the company’s shareholders in proportion to their existing shareholdings in the company; or

- in a directed share issue, deviating from the shareholder’s pre-emptive subscription right, provided that the company has important economic grounds for doing so, such as financing of corporate acquisitions and investments or other business operations, or using the shares as part of the company’s incentive programs. The directed share issue may be free of payment only in case there is an especially important economic reason when taking into consideration the best interests of the company and all its shareholders.

Free of Payment Share Issue to the Company Itself

The Board may decide on a free of payment share issue to the company itself.

The number of shares to be issued to the company combined with the number of own shares acquired to the company under the authorisation to buy back own shares may not exceed 1/10 of the total number of shares of the company.

Granting of Special Rights

The Board proposes in addition that the Annual General Meeting of Shareholders authorise the Board to grant special rights referred to in Chapter 10, Section 1 of the Companies Act, which carry the right to receive, against payment, new shares of the company or the company’s own shares held by the company in such a manner that the subscription price of the shares is paid in cash or cash equivalent or by using the subscriber’s receivable to set off the subscription price.

Maximum Number of Shares to be issued

The number of new shares to be issued including the shares to be obtained under special rights will be no more than 250,000,000 as follows:

- The maximum number of new shares to be issued to the company’s shareholders based on their pre-emptive subscription rights is 250,000,000 shares,

- The maximum number of new shares to be issued deviating from the shareholders’ pre-emptive subscription rights in a directed share issue is 100,000,000 shares, and

- The maximum number of new shares to be issued as part of the company’s incentive programs is 5,000,000 shares.

The maximum number of the company’s own shares held by the company that may be relinquished and/or obtained under special rights is 52,000,000 shares.

Recording of the Subscription Price in the Balance Sheet

The subscription price of the new shares and the amount payable for the company’s own shares shall be recorded in the invested non-restricted equity fund.

Other Terms and Validity

The Board shall decide on all other matters related to the share issues.

The authorisations will remain valid for no more than three years from the date of the decision of the Annual General Meeting

Helsinki, February 12, 2007

BOARD OF DIRECTORS

ATTACHMENT III

Share option rights

The Board of Directors of UPM-Kymmene Corporation proposes to the Annual General Meeting of the Shareholders to be held on 27 March 2007 that the subscription prices of the share subscriptions made on the basis of the share option programmes decided on at the Annual General Meetings of 19.3.2002 and 31.3.2005 be entered in the invested non-restricted equity fund.

The stipulations of the Companies Act in force until 31 August, 2006 shall be applied to the share option rights of the years 2002 and 2005. Consequently, the subscription prices of the shares subscribed on the basis of the share option rights would be entered in the restricted shareholders’ equity in the balance sheet. According to the new Companies Act, the General Meeting of the Shareholders may decide that the subscription prices be entered in the invested non-restricted equity fund. The object of this proposal is to enhance the flexibility of the capital structure and to increase the amount of the distributable equity as stipulated in the new Companies Act.

Helsinki, February 12, 2007

BOARD OF DIRECTORS

ATTACHMENT IV

Decrease of the share premium reserve and the legal reserve

The Board of Directors of UPM-Kymmene Corporation proposes to the Annual General Meeting of Shareholders to be held on 27 March 2007 that the share premium reserve as shown in the balance sheet as per 31 December 2006 will be decreased by the amount of 776,122,940.18 euros, and the legal reserve as shown in the balance sheet as per 31 December 2006 by the amount of 187,227,209.68 euros. After the decreases the amounts of the share premium reserve and the legal reserve in the balance sheet as per 31 December 2006 shall be zero. The decreased amounts shall be transferred to the invested non-restricted equity fund.

According to the new Companies Act, the restricted shareholders’ equity consists of the share capital, the revaluation reserve as per the Accountancy Act, the fair value reserve, and the revaluation fund. The unrestricted shareholders’ equity consists of the other reserves and the profit for the financial period. The new Companies Act does not recognise the concepts ‘share premium reserve’ and ‘legal reserve’. According to the new Act, the share premium reserve and the legal reserve may be decreased by following the applicable regulations concerning the decrease of share capital. The object of this proposal is to enhance the flexibility of the capital structure and to increase the amount of the distributable equity.

Helsinki, February 12, 2007

BOARD OF DIRECTORS

ATTACHMENT V

Proposal by the Board of Directors to the General Meeting of Shareholders concerning the issue of stock options

The Board of Directors proposes that stock options be issued by the General Meeting of Shareholders to the key personnel of the UPM-Kymmene Group, as well as to a wholly owned subsidiary of UPM-Kymmene Corporation, on the terms and conditions attached hereto.

The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the incentive and commitment program for the key personnel. The purpose of the stock options is to encourage the key personnel to work on a long-term basis to increase shareholder value. The purpose of the stock options is also to commit the key personnel to the Company.

The maximum total number of stock options issued shall be 15,000,000. The stock options entitle their owners to subscribe for a maximum total of 15,000,000 new shares in the Company. The stock options now issued can be exchanged for shares constituting a maximum total of 2.8% of the Company’s shares and votes of the shares, after the potential share subscription.

The share subscription price shall be based on the prevailing market price of the UPM-Kymmene Corporation share on the Helsinki Stock Exchange in April-May 2008, April-May 2009 and April-May 2010. The share subscription price shall be entered into the invested non-restricted equity fund.

The share subscription period for stock options 2007A shall be 1 October 2010-31 October 2012, for stock options 2007B, 1 October 2011-31 October 2013 and for stock options 2007C, 1 October 2012-31 October 2014.

Helsinki, February 12, 2007

BOARD OF DIRECTORS

ATTACHMENT VI

UPM-Kymmene Corporation stock options 2007

The Board of Directors of UPM-Kymmene Corporation (Board of Directors) has at its meeting on 12 February 2007 resolved to propose to the Annual General Meeting of Shareholders of UPM-Kymmene Corporation (Company) to be held on 27 March 2007 that stock options be issued to the key personnel of the Company and its subsidiaries (Group) and to a wholly owned subsidiary of the Company, on the following terms and conditions:

I STOCK OPTION TERMS AND CONDITIONS

1. Number of Stock Options

The maximum total number of stock options issued shall be 15,000,000, and they entitle their owners to subscribe for a maximum total of 15,000,000 new shares in the Company.

2. Stock Options

Of the stock options, 5,000,000 shall be marked with the symbol 2007A, 5,000,000 shall be marked with the symbol 2007B and 5,000,000 shall be marked with the symbol 2007C.

The people, to whom stock options are issued, shall be notified in writing by the Board of Directors about the offer of stock options. The stock options shall be delivered to the recipient when he or she has accepted the offer of the Board of Directors.

3. Right to Stock Options

The stock options shall be issued gratuitously to the key personnel and to Unicarta Oy (Subsidiary), a wholly owned subsidiary of the Company. The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the Group’s incentive and commitment program for the key personnel. The stock options do not constitute a part of the terms and conditions of employment, service or compensation.

4. Distribution of Stock Options

The Board of Directors shall decide upon the distribution of the stock options. Upon issue, all stock options 2007 shall be granted to the Subsidiary.

The Board of Directors shall later decide upon the further distribution of the stock options granted or returned later to the Subsidiary, to the key personnel employed by or to be recruited by the Group.

5. Transfer of Stock Options and Obligation to offer Stock Options

The stock options are freely transferable, when the relevant share subscription period has begun. The Board of Directors may, however, permit the transfer of stock options also before such date. The Company shall hold the stock options on behalf of the stock option owner until the beginning of the share subscription period. The stock option owner has the right to acquire possession of the stock options when the relevant share subscription period begins. Should the stock option owner transfer his/her stock options, such person is obliged to inform the Company about the transfer in writing, without delay.

Should a stock option owner cease to be employed by or in the service of the Group, for any reason other than the death or the retirement of a stock option owner, such person shall, without delay, offer to the Company or its order, free of charge, the stock options for which the share subscription period specified in Section II.2 has not begun, on the last day of such person’s employment or service. In case the reason for the termination of employment or service is a disability or pension retirement, the stock option owner is obliged to offer to the Company or its order, free of charge, such stock options, which are freely transferable over two (2) years from the retirement. In case the reason for the termination of employment or service is the death of the stock option owner, the death estate has the same above-mentioned obligation. The Board of Directors can, however, in the above-mentioned cases, decide that the stock option owner is entitled to keep such stock options, or a part of them, which are subject to the offering obligation.

Regardless of whether the stock option owner has offered his/her stock options to the Company or its order or not, the Company can inform the stock option owner in writing that the stock option owner has lost his/her stock options on the basis of the above-mentioned reasons. Should the stock options be transferred to the book-entry securities system, the Company has the right, whether or not the stock options have been offered to the Company or its order, to request and get transferred all the stock options subject to the offering obligation from the stock option owner’s book-entry account to the book-entry account appointed by the Company, without the consent of the stock option owner. In addition, the Company is entitled to register transfer restrictions and other respective restrictions concerning the stock options to the stock option owner’s book-entry account, without the consent of the stock option owner.

II SHARE SUBSCRIPTION TERMS AND CONDITIONS

1. Right to subscribe for new Shares

Each stock option entitles its owner to subscribe for one (1) new share in the Company. As a result of the share subscriptions, the number of the Company’s shares may be increased by a maximum of 15,000,000 new shares. The share subscription price shall be entered into the invested non-restricted equity fund.

The Subsidiary shall not be entitled to subscribe for shares on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be

- for stock option 2007A 1 October 2010-31 October 2012

- for stock option 2007B 1 October 2011-31 October 2013

- for stock option 2007C 1 October 2012-31 October 2014.

Share subscriptions shall take place at the head office of the Company or possibly at another location to be determined later. In the case of the stock options having been transferred to the book-entry securities system, the stock options with which shares have been subscribed for shall be deleted from the subscriber’s book-entry account. Upon subscription, payment for the shares subscribed for, shall be made to the bank account appointed by the Company. The Board of Directors shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall be:

- for stock option 2007A, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 1 April—31 May 2008

- for stock option 2007B, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 1 April—31 May 2009

- for stock option 2007C, the trade volume weighted average quotation of the share on the Helsinki Stock Exchange during 1 April—31 May 2010.

The share subscription price of the stock options may be decreased in certain cases mentioned in Section 7 below. The share subscription price shall, nevertheless, always amount to at least EUR 0.01.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

The dividend rights of the shares and other shareholder rights shall commence when the new shares have been registered.

6. Share Issues, Stock Options and other special Rights entitling to Shares before Share Subscription

Should the Company, before the share subscription, decide on an issue of shares or an issue of new stock options or other special rights entitling to shares, a stock option owner shall have the same right as, or an equal right to, that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription price or both of these.

7. Rights in Certain Cases

If the Company distributes funds from the non-restricted equity fund or a special dividend constituting a deviation from the customary dividend policy of the Company, from the share subscription price of the stock options, shall be deducted the amount of the distributable non-restricted equity or the amount of the special dividend decided after the beginning of the period for determination of the share subscription price but before share subscription, as per the record date of the repayment of equity or the dividend record date.

If the Company reduces its share capital by distributing share capital to the shareholders, from the share subscription price of the stock options, shall be deducted the amount of the distributable share capital decided after the beginning of the period for determination of the share subscription price but before share subscription, as per the record date of the repayment of share capital.

If the Company is placed in liquidation before the share subscription, the stock option owner shall be given an opportunity to exercise his/her share subscription right before the liquidation begins, within a period of time determined by the Board of Directors. If the Company is deleted from the register, before the share subscription, the stock option owner shall have the same right as, or an equal right to, that of a shareholder.

If the Company resolves to merge into another company as the company being acquired or into a company to be formed in a combination merger, or if the Company resolves to be divided, the stock option owners shall, before the merger or division, be given the right to subscribe for the shares with their stock options, within a period of time determined by the Board of Directors. After such period, no share subscription right shall exist. In the above situations, the stock option owners shall have no right to require that the Company redeem the stock options from them at their market value.

Acquisition or conveyance of the Company’s own shares or acquisition of stock options or other special rights entitling to shares shall have no impact on the status of the stock option owner. If the Company, however, resolves to acquire or convey its own shares from all shareholders, the stock option owners shall be made an equivalent offer.

If a redemption right and obligation to all of the Company’s shares, as referred to in Chapter 18 Section 1 of the Finnish Companies Act, arises to any of the shareholders, before the end of the share subscription period, on the basis that a shareholder possesses over 90% of the shares and the votes of the shares of the Company, the stock option owners shall be given a possibility to use their right of share subscription by virtue of the stock options, within a period of time determined by the Board of Directors, or they shall be given an equal possibility to that of shareholders to sell their stock options to the redeemer, irrespective of the transfer restriction defined in Section I.5 above. A shareholder who possesses over 90% of the shares and votes of the shares of the Company has the right to purchase the stock option owner’s stock options at their market value.

III OTHER MATTERS

These terms and conditions shall be governed by Finnish law. Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

The Board of Directors may decide on the transfer of the stock options to the book-entry securities system at a later date and on the resulting technical amendments to these terms and conditions, as well as on other amendments and specifications to these terms and conditions which are not considered essential. Other matters related to the stock options shall be decided on by the Board of Directors.

The Company shall be entitled to withdraw the stock options which have not been transferred, or with which shares have not been subscribed for, free of charge, if the stock option owner acts against these terms and conditions, or against the regulations given by the Company on the basis of these terms and conditions, or against applicable law, or against the regulations of the authorities.

These terms and conditions have been made in Finnish and in English. In the case of any discrepancy between the Finnish and English terms and conditions, the Finnish terms and conditions shall decide.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations